Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A. Publicly Held Company CNPJ/MF No.16.404.287/0001-55 NIRE 29.3.0001633-1 CVM Code: 13986	FIBRIA CELULOSE S.A. Publicly Held Company CNPJ/MF No. 60.643.228/0001-21 NIRE 35.300.022.807 CVM Code: 12793

NOTICE TO THE SHAREHOLDERS

São Paulo, November 29, 2018 - Suzano Papel e Celulose S.A. (“Suzano”) (B3: SUZB3) and Fibria Celulose S.A. (B3: FIBR3 | NYSE: FBR) (“Fibria” and jointly with Suzano, the “Companies”), in addition to the material fact disclosed by the Companies on the date hereof, through which the Companies announced that, pursuant to the merger agreement entered into by the Companies on July 26, 2018 (“Merger Agreement”), all conditions precedent for the consummation of the corporate restructuring for the combination of the operations and shareholder bases of the Companies (“Transaction”) were satisfied, hereby jointly inform their shareholders of the next steps for the completion of the Transaction, pursuant to the Merger Agreement, as follows:

I.             Determination of the Base Date, Share Exchange Date and Transaction Completion Date

For purposes of the merger of Fibria’s shares into Eucalipto Holding S.A. (“Holding”), which will be immediately followed by the merger of Holding into Suzano pursuant to the Merger Agreement, shareholders of Fibria (“Fibria Shareholders”), including Citibank N.A, as depositary in the U.S.A (“Fibria ADS Depositary”) for the Fibria shares underlying American Depositary Shares or ADSs (“Fibria ADSs”), shall be those shareholders who are holders of Fibria common shares at the end of the trading session on January 3, 2019 (“Base Date”). Such Fibria Shareholders shall receive, for each Fibria common share held by them (including each underlying Fibria common share represented by ADSs), one common share and one redeemable preferred share issued by Holding.

The process of exchanging Fibria’s shares for common shares issued by Holding and exchanging such shares issued by Holding for Suzano shares shall commence on January 4, 2019, the date on which Fibria’s shares shall begin to trade under the ticker symbol “SUZB3,” and will be concluded at the end of the trading session on January 8,

2019, when such Suzano shares shall be credited to the accounts of Fibria Shareholders on the Base Date (“Share Exchange Date”).

On January 14, 2019 (“Transaction Completion Date”), Holding shall pay to Fibria Shareholders on the Base Date the Adjusted Cash Installment (as defined below), pursuant to the Merger Agreement.

II.           Redemption of the Preferred Shares Issued by Holding

On the Transaction Completion Date, the redeemable preferred shares shall be redeemed by Holding, and Fibria Shareholders (including the Fibria ADS Depositary) as of the Base Date shall be entitled to receive the redemption amount, equivalent to fifty-two Reais and fifty cents (R$52.50) per redeemable preferred share issued by Holding (“Cash Installment”), adjusted by the variation of the daily average rate for Brazilian interbank deposits (“DI Rate”), expressed as an annual percentage, based on two hundred and fifty two (252) business days, as calculated and published daily by B3 SA - Brasil, Bolsa e Balcão (“B3”), calculated from March 15, 2018 through the Transaction Completion Date (included), and as further adjusted, if applicable, pursuant to the Merger Agreement, as described below (“Adjusted Cash Installment “).

In accordance with the terms of the Merger Agreement, the Cash Installment shall be (a) reduced (i) by the amount of any dividends, interest on equity and other income declared and/or paid by Fibria on any date from March 15, 2018 until and including the Transaction Completion Date, and (ii) to account for Brazilian Withholding Income Tax (“WIT”), as applicable, and (b) accrued by the amount of any dividends, interest on equity and other income declared by Suzano on any date from March 15, 2018 and with record date (ex date) until January 14, 2019. Also, pursuant to the Merger Agreement, the mandatory minimum dividends approved at the Annual Shareholders’ Meetings held in 2018 by the Companies shall not be considered for the purposes of the adjustment set forth herein.

The amount of the Adjusted Cash Installment, including an estimated DI Rate adjustment through the Transaction Completion Date, shall be disclosed to the market on January 10, 2019, and the final amount due to Fibria Shareholders (including the Fibria ADS Depositary) as of the Base Date, shall be paid on the Transaction Completion Date.

In accordance with the terms of the deposit agreement governing the Fibria ADSs (the “Fibria ADS Deposit Agreement”), the Fibria ADS Depositary will convert or cause to be converted, on the receipt date, into U.S. dollars the amount of the Adjusted Cash Installment received by it in its capacity as a Fibria Shareholder, and shall on or about January 16, 2019 or an approximate date distribute such convertible/converted amount (after deduction of applicable fees and expenses in accordance with the Fibria ADS Deposit Agreement) to the applicable holders of Fibria ADSs.

For Fibria Shareholders as of the Base Date whose registration does not contain the CPF/CNPJ number or the indication of “Bank/Branch/Account”, the Adjusted Cash Installment shall be credited soon after the update of the registration with the custodian bank, Itaú Corretora de Valores S.A.

Fibria Shareholders whose shares are deposited in institutions providing securities custody services will have their rights credited according to procedures adopted by the depositary institutions.

III.          Exchange for Suzano’s Shares and Suzano ADSs

Pursuant to the Merger Agreement, as a result of the merger of Holding into Suzano, (i) each common share issued by Holding shall be exchanged for common shares issued by Suzano at a 1 to 0.4611 ratio (“Exchange Ratio for Shares”) and (ii) each Fibria ADS shall be exchanged for Suzano ADSs at a 1 to 0.23055 ratio (representing 0.4611 common share issued by Suzano) (“Exchange Ratio for ADS”), as described below. The trading of Fibria shares and Fibria ADSs on the B3 and the NYSE, respectively, shall cease on the Base Date.

Delivery of the Suzano shares to be issued pursuant to the Merger Agreement will occur on the Share Exchange Date and delivery of the Suzano ADSs to be issued pursuant to the Merger Agreement will occur on January 9, 2019.

The Suzano shares and ADSs to be received pursuant to the Merger Agreement are expected to be trade on a “when issued” basis on the B3 and the NYSE as from January 4, 2019.

IV.          Brazilian Tax Treatment

IV.A.      Resident Investors

The earnings of individuals and legal entities resident in Brazil as a result of the Transaction may be subject to Income Tax, in accordance with the law and regulatory rules applicable to each class of investor, and such investors shall be responsible for the payment of the abovementioned tax.

IV.B.      Non-resident Investors

With respect to non-resident investors, WIT will be withheld on capital gains, which shall be deducted from the Adjusted Cash Installment based on the rates below. The capital gain will correspond to the positive difference between (i) the sum of the Adjusted Cash Installment, as defined above, in the amount of R$15.38 (fifteen reais and thirty eight cents), attributable to 0.4611 common share of Suzano, pursuant to the Merger Agreement; and (ii) the acquisition cost of each Fibria share.

For non-resident investors operating under the National Monetary Council’s Regulation No 4,373/14, the following rates shall apply:

(i)               Twenty five percent (25%) for shareholders resident in a favored taxation country or territory, in accordance with the applicable laws and regulations of the Brazilian Federal Revenue Office; or

(ii)              In cases other than (i) above, fifteen percent (15%).

For other non-resident investors:

(i)            Twenty five percent (25%) for shareholders resident in a favored taxation country or territory, in accordance with the applicable laws and regulations of the Brazilian Federal Revenue Office; or

(ii)              In cases other than (i) above, in accordance with the following rates, as set forth in article 21 of Brazilian Law no. 8,981/1995, as amended by Brazilian Law no. 13,259/2016:

a.            Fifteen percent (15%) on the portion of the gains that do not exceed five million Reais (R$5,000,000.00);

b.            Seventeen point five percent (17.5%) on the portion of the gains that exceed five million Reais (R$5,000,000.00) and do not exceed ten million Reais (R$10,000,000.00);

c.            Twenty percent (20%) on the portion of the gains that exceed ten million Reais (R$10,000,000.00) and do not exceed thirty million Reais (R$30,000,000.00); and

d.            Twenty-two point five percent (22.5%) on the portion of the gains that exceed thirty million Reais (R$ 30,000,000.00).

The Holding, in its capacity as payor of the Adjusted Cash Installment, will use the information provided to the custodian agents of the non-resident Fibria Shareholders as of the Base Date to calculate the capital gains, and such Fibria Shareholders shall be liable for the accuracy of such information.

The custodian agents shall provide Holding with the information of the non-resident Fibria Shareholders as of the Base Date, including the average acquisition cost of Fibria’s shares, in the form of Annex I to this Notice, by no later than 11:59 pm on January 8, 2019 by email sent to the following address: eucalipto@suzano.com.br.

Pursuant to the law and regulations of the Brazilian Federal Revenue Office, the Holding (i) will consider the acquisition cost of non-resident Fibria Shareholders as of the Base Date who fail to inform the average acquisition cost by 11:59 pm on January 8, 2019 to be zero; and (ii) shall apply a 25% rate on the gains of the non-resident Fibria Shareholders on the Base Date that fail to inform, pursuant to Annex I, their country of residence or fiscal domicile. Suzano, Fibria or Holding shall not be responsible for any adjustment or refund of any paid surplus amount to non-resident Fibria Shareholders.

IV.C.      Holders of Fibria ADSs

There will be no WIT withholding on any gains earned by holders of Fibria ADSs.

V.            Fractions of Suzano’s Shares and ADSs Issued as a Result of the Merger of Holding into Suzano

Any fractions of shares issued by Suzano resulting from the Exchange Ratio for Shares in the merger of Holding will be grouped into whole numbers so that they are thereafter sold on the spot market managed by B3. The amount of such sale will be made available net of fees to Fibria Shareholders as of the Base Date owning the respective fractions, proportionally to their interest in each share being sold, pursuant to a notice to be timely disclosed by Suzano. Any fractional entitlements to Suzano ADSs resulting from the Exchange Ratio for ADS will be aggregated by the Fibria ADS Depositary and the net cash proceeds of such sale (after deduction of applicable fees, taxes and expenses) will be distributed by the Fibria Depositary to the holders of Fibria ADSs entitled thereto, in accordance with announcement to be released by Suzano.

São Paulo, November 29, 2018.

SUZANO PAPEL E CELULOSE S.A. Marcelo Feriozzi Bacci Chief Financial and Investor Relations Officer	FIBRIA CELULOSE S.A. Guilherme Perboyre Cavalcanti Chief Financial and Investor Relations Officer

ANNEX I

to the

NOTICE TO THE SHAREHOLDERS

NAME	CPF/CNPJ	FISCAL DOMICILE	NON-RESIDENT INVESTOR OPERATING UNDER THE NATIONAL MONETARY COUNCIL’S REGULATION NO 4,373/14	NO. OF SHARES	AVERAGE ACQUISITION COST
		(country)	(yes/no)

* The Companies request that the information above be provided in xls. format (Excel file).